SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A
                                (Amendment No. 2)

                    Under the Securities Exchange Act of 1934


                               AT HOME CORPORATION
                              --------------------
                                (Name of Issuer)

                 Series A Common Stock, par value $.01 per share
               --------------------------------------------------
                         (Title of Class of Securities)

                                    045919101
                                 --------------
                                 (CUSIP Number)

                             Andrew A. Merdek, Esq.
                              Cox Enterprises, Inc.
                              1400 Lake Hearn Drive
                                Atlanta, GA 30319
                                 (404) 843-5000
                   --------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 11, 2001
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)










If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                   SCHEDULE 13D

--------------------------------------- -------------- -------------------------
CUSIP No.         045919101                                         Page 2 of 14
--------------------------------------- -------------- -------------------------


-------------- -----------------------------------------------------------------
1              NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF
               ABOVE PERSON                                Cox @Home, Inc.

-------------- -----------------------------------------------------------------
-------------- -----------------------------------------------------------------
2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  [ ]
                                                                        (b)  [X]
-------------- -----------------------------------------------------------------
-------------- -----------------------------------------------------------------
3              SEC USE ONLY
-------------- -----------------------------------------------------------------
-------------- -----------------------------------------------------------------
4              SOURCE OF FUNDS
                                                                             WC
-------------- -----------------------------------------------------------------
-------------- -----------------------------------------------------------------
5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO                               ITEMS 2(d) OR 2(e)           [ ]
                                     Not Applicable
-------------- -----------------------------------------------------------------
-------------- -----------------------------------------------------------------
6              CITIZENSHIP OR PLACE OF ORGANIZATION
                                                  Delaware
-------------- -----------------------------------------------------------------
--------------------------------- -------- -------------------------------------
NUMBER OF                         7        SOLE VOTING POWER
SHARES                                                                      -0-
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON WITH
--------------------------------- -------- -------------------------------------
--------------------------------- -------- -------------------------------------
                                  8        SHARED VOTING POWER
                                                                     29,114,600
--------------------------------- -------- -------------------------------------
--------------------------------- -------- -------------------------------------
                                  9        SOLE DISPOSITIVE POWER
                                                                            -0-
--------------------------------- -------- -------------------------------------
--------------------------------- -------- -------------------------------------
                                  10       SHARED DISPOSITIVE POWER
                                                                      29,114,600
--------------------------------- -------- -------------------------------------
-------------- -----------------------------------------------------------------
11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                      29,114,600
-------------- -----------------------------------------------------------------
-------------- -----------------------------------------------------------------
12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*
                                                                             [X]
-------------- -----------------------------------------------------------------
-------------- -----------------------------------------------------------------
13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                             9.2%; see Items 3-5
-------------- -----------------------------------------------------------------
-------------- -----------------------------------------------------------------
14             TYPE OF REPORTING PERSON
                                                             CO
-------------- -----------------------------------------------------------------
--------------------------------------------------------------------------------
*Excludes shares held by other parties to the Stockholders' Agreement (see Item 6 of Schedule 13D filed on May 12, 1999)
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------------- ----------- ---------------------------------------
CUSIP No.         045919101                                         Page 3 of 14
---------------------------- ----------- ---------------------------------------


-------------- -----------------------------------------------------------------
1              NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF
               ABOVE PERSON                             Cox Communications, Inc.
-------------- -----------------------------------------------------------------
-------------- -----------------------------------------------------------------
2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  [ ]
                                                                        (b)  [X]
-------------- -----------------------------------------------------------------
-------------- -----------------------------------------------------------------
3              SEC USE ONLY
-------------- -----------------------------------------------------------------
-------------- -----------------------------------------------------------------
4              SOURCE OF FUNDS
                                                                              WC
-------------- -----------------------------------------------------------------
-------------- -----------------------------------------------------------------
5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO
                                                ITEMS 2(d) OR 2(e)           [ ]
                                     Not Applicable
-------------- -----------------------------------------------------------------
-------------- -----------------------------------------------------------------
6              CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                        Delaware
-------------- -----------------------------------------------------------------
-------------------------------- ------------- ---------------------------------
NUMBER OF SHARES BENEFICIALLY    7             SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON                                               -0-
WITH
-------------------------------- ------------- ---------------------------------
-------------------------------- ------------- ---------------------------------
                                 8             SHARED VOTING POWER
                                                                      29,114,600
-------------------------------- ------------- ---------------------------------
-------------------------------- ------------- ---------------------------------
                                 9             SOLE DISPOSITIVE POWER
                                                                             -0-
-------------------------------- ------------- ---------------------------------
-------------------------------- ------------- ---------------------------------
                                 10            SHARED DISPOSITIVE POWER
                                                                      29,114,600
-------------------------------- ------------- ---------------------------------
-------------- -----------------------------------------------------------------
11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                      29,114,600
-------------- -----------------------------------------------------------------
-------------- -----------------------------------------------------------------
12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*
                                                                             [X]
-------------- -----------------------------------------------------------------
-------------- -----------------------------------------------------------------
13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                             9.2%; see Items 3-5
-------------- -----------------------------------------------------------------
-------------- -----------------------------------------------------------------
14             TYPE OF REPORTING PERSON
                                                                              CO
-------------- -----------------------------------------------------------------
--------------------------------------------------------------------------------
*Excludes shares held by other parties to the Stockholders' Agreement (see Item 6 of Schedule 13D filed on May 12, 1999)
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

------------------------------- ---------------- -------------------------------
CUSIP No.         045919101                                         Page 4 of 14
------------------------------- ---------------- -------------------------------

------------ -------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF
             ABOVE PERSON                                     Cox Holdings, Inc.
------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  [ ]
                                                                        (b)  [X]
------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------
3            SEC USE ONLY
------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------
4            SOURCE OF FUNDS
                                                                              WC
------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO
                                                       ITEMS 2(d) OR 2(e)    [ ]
                                   Not Applicable
------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                        Delaware
------------ -------------------------------------------------------------------
------------------------------- --------------- --------------------------------
NUMBER OF SHARES BENEFICIALLY   7               SOLE VOTING POWER
OWNED BY EACH REPORTING                                                      -0-
PERSON WITH
------------------------------- --------------- --------------------------------
------------------------------- --------------- --------------------------------
                                8               SHARED VOTING POWER
                                                                      29,114,600
------------------------------- --------------- --------------------------------
------------------------------- --------------- --------------------------------
                                9               SOLE DISPOSITIVE POWER
                                                                             -0-
------------------------------- --------------- --------------------------------
------------------------------- --------------- --------------------------------
                                10              SHARED DISPOSITIVE POWER
                                                                      29,114,600
------------------------------- --------------- --------------------------------
------------ -------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                      29,114,600
------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*
                                                                             [X]
------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                             9.2%; see Items 3-5
------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------
14           TYPE OF REPORTING PERSON
                                                                              CO
------------ -------------------------------------------------------------------
--------------------------------------------------------------------------------
*Excludes shares held by other parties to the Stockholders' Agreement (see Item 6 of Schedule 13D filed on May 12, 1999)
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
----------------------------------- ---------------- ---------------------------
CUSIP No.         045919101                                         Page 5 of 14
----------------------------------- ---------------- ---------------------------

------------------ -------------------------------------------------------------
1                  NAME OF REPORTING PERSON
                   S.S. OR I.R.S. IDENTIFICATION NO. OF
                   ABOVE PERSON                            Cox Enterprises, Inc.
------------------ -------------------------------------------------------------
------------------ -------------------------------------------------------------
2                  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  [ ]
                                                                        (b)  [X]
------------------ -------------------------------------------------------------
------------------ -------------------------------------------------------------
3                  SEC USE ONLY
------------------ -------------------------------------------------------------
------------------ -------------------------------------------------------------
4                  SOURCE OF FUNDS
                                                                              WC
------------------ -------------------------------------------------------------
------------------ -------------------------------------------------------------
5                  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO
                                                        ITEMS 2(d) OR 2(e)   [ ]
                                         Not Applicable
------------------ -------------------------------------------------------------
------------------ -------------------------------------------------------------
6                  CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                        Delaware
------------------ -------------------------------------------------------------
------------------------------- ----------------- ------------------------------
NUMBER OF SHARES                7                 SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH                                                   -0-
REPORTING PERSON WITH
------------------------------- ----------------- ------------------------------
------------------------------- ----------------- ------------------------------
                                8                 SHARED VOTING POWER
                                                                      29,114,600
------------------------------- ----------------- ------------------------------
------------------------------- ----------------- ------------------------------
                                9                 SOLE DISPOSITIVE POWER
                                                                             -0-
------------------------------- ----------------- ------------------------------
------------------------------- ----------------- ------------------------------
                                10                SHARED DISPOSITIVE POWER
                                                                      29,114,600
------------------------------- ----------------- ------------------------------
----------------- --------------------------------------------------------------
11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                      29,114,600
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------
12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES*
                                                                             [X]
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------
13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                             9.2%; see Items 3-5
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------
14                TYPE OF REPORTING PERSON
                                                                              CO
----------------- --------------------------------------------------------------
--------------------------------------------------------------------------------
*Excludes shares held by other parties to the Stockholders' Agreement (see Item 6 of Schedule 13D filed on May 12, 1999)
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
------------------------- ---------------- -------------------------------------
CUSIP No.         045919101                                         Page 6 of 14
------------------------- ---------------- -------------------------------------

----------------- --------------------------------------------------------------
1                 NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF
                  ABOVE PERSON                        Barbara Cox Anthony
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------
2                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  [ ]
                                                                        (b)  [X]
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------
3                 SEC USE ONLY

----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------
4                 SOURCE OF FUNDS
                                                                      see Item 3
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------
5                 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO
                                                         ITEMS 2(d) OR 2(e)  [ ]
                                             Not Applicable
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------
6                 CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                          U.S.A.
----------------- --------------------------------------------------------------
-------------------------------- -------------- --------------------------------
NUMBER OF SHARES BENEFICIALLY    7              SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON                                               -0-
WITH
-------------------------------- -------------- --------------------------------
-------------------------------- -------------- --------------------------------
                                 8              SHARED VOTING POWER
                                                                      29,114,600
-------------------------------- -------------- --------------------------------
-------------------------------- -------------- --------------------------------
                                 9              SOLE DISPOSITIVE POWER
                                                                             -0-
-------------------------------- -------------- --------------------------------
-------------------------------- -------------- --------------------------------
                                 10             SHARED DISPOSITIVE POWER
                                                                      29,114,600
-------------------------------- -------------- --------------------------------
----------------- --------------------------------------------------------------
11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                      29,114,600
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------
12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES*
                                                                             [X]
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------
13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                             9.2%; see Items 3-5
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------
14                TYPE OF REPORTING PERSON
                                                                  OO; see Item 2
----------------- --------------------------------------------------------------
--------------------------------------------------------------------------------
*Excludes shares held by other parties to the Stockholders' Agreement (see Item 6 of Schedule 13D filed on May 12, 1999)
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------------------- --------------- -----------------------------
CUSIP No.         045919101                                         Page 7 of 14
---------------------------------- --------------- -----------------------------

----------------- --------------------------------------------------------------
1                 NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF
                  ABOVE PERSON                                Anne Cox Chambers
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------
2                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  [ ]
                                                                        (b)  [X]
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------
3                 SEC USE ONLY
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------
4                 SOURCE OF FUNDS
                                                                      see Item 3
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------
5                 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO
                                                         ITEMS 2(d) OR 2(e)  [ ]
                                        Not Applicable
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------
6                 CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                          U.S.A.
----------------- --------------------------------------------------------------
------------------------------ ------------ ------------------------------------
NUMBER OF SHARES               7            SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH                                                   -0-
REPORTING PERSON WITH
------------------------------ ------------ ------------------------------------
------------------------------ ------------ ------------------------------------
                               8            SHARED VOTING POWER
                                                                      29,114,600
------------------------------ ------------ ------------------------------------
------------------------------ ------------ ------------------------------------
                               9            SOLE DISPOSITIVE POWER
                                                                             -0-
------------------------------ ------------ ------------------------------------
------------------------------ ------------ ------------------------------------
                               10           SHARED DISPOSITIVE POWER
                                                                      29,114,600
------------------------------ ------------ ------------------------------------
----------------- --------------------------------------------------------------
11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                      29,114,600
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------
12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES*
                                                                             [X]
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------
13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                             9.2%; see Items 3-5
----------------- --------------------------------------------------------------
----------------- --------------------------------------------------------------
14                TYPE OF REPORTING PERSON
                                                                  OO; see Item 2
----------------- --------------------------------------------------------------
--------------------------------------------------------------------------------
*Excludes shares held by other parties to the Stockholders' Agreement (see Item 6 of Schedule 13D filed on May 12, 1999)
--------------------------------------------------------------------------------

INTRODUCTION

     This Amendment No. 2 amends the Report on Schedule 13D, originally filed on May 12, 1999 as amended by Amendment No. 1 filed on May 31, 2000 (as so amended, the "Schedule 13D") by Cox @Home, Inc. ("CAH"), Cox Communications, Inc. ("CCI"), Cox Holdings, Inc. ("CHI"), Cox Enterprises, Inc. ("CEI" and, collectively, with CAH, CCI and CHI, the "Cox Corporations" or "Cox"), Anne Cox Chambers, and Barbara Cox Anthony, and relates to the Series A Common Stock, par value $.01 per share (the "Series A Common Stock"), of At Home Corporation, a Delaware corporation (the "Issuer" or "@Home"). This Amendment No. 2 is being filed to reflect the fact that Cox notified AT&T Corp. ("AT&T") in a letter dated January 11, 2001 of its intention to exercise its Put with respect to all of its shares of Series A Common Stock.

         Capitalized terms used without definitions in this Amendment No. 2 shall have the respective meanings ascribed to them in the Schedule 13D.

Item 1.           Security and Issuer.

         Item 1 of the Schedule 13D, as amended to date, is hereby incorporated herein by this reference, and is further amended by deleting the second paragraph thereof and replacing it with the following:

         Under the Issuer's Fifth Amended and Restated Certificate of Incorporation, as amended (the "@Home Charter"), holders of Series A Common Stock are entitled to one vote for each share held, and holders of Series B Common Stock are entitled to ten votes for each share held, on all matters presented to stockholders, except as otherwise provided in the @Home Charter. Each share of Series B Common Stock is convertible, at the option of the holder, into one share of Series A Common Stock. Shares of Series A Common Stock are not convertible into shares of Series B Common Stock. All other rights and privileges of the Series A Common Stock and Series B Common stock are identical, except that: (1) so long as there are at least 10,000,000 shares of Series B Common Stock outstanding, the holders of Series B Common Stock (all of which are held by TCI Sub, a wholly-owned indirect subsidiary of AT&T), voting separately as a single series, have the right to elect the smallest number of directors (the "Series B Directors") constituting a majority of the entire Board of Directors of the Issuer (the "Board"); and (2) so long as the holders of Series B Common Stock are entitled to elect any Series B Directors, the holders of Series A Common Stock, voting separately as a single series, have the right to elect two directors (the "Series A Directors"), each of whom is not an officer (other than any Vice Chairman) or employee of the Issuer and is not an affiliate or associate of AT&T Broadband, LLC, Comcast or Cox.

Item 2.           Identity and Background.

         Item 2 of the Schedule 13D is hereby replaced in its entirety with the following:

         This Report is being filed jointly by CAH, CCI, CHI, CEI, Anne Cox Chambers and Barbara Cox Anthony (collectively, the "Reporting Persons"). All of the Cox Corporations are incorporated in the State of Delaware. CCI is a fully integrated, diversified broadband communications company with interests in cable television distribution systems, programming networks and telecommunications technology. CAH and CHI are holding companies. The principal businesses of CEI are publishing, cable television, broadcasting and automobile auctions. The principal office and business address of the Cox Corporations is 1400 Lake Hearn Drive, N.E., Atlanta, Georgia 30319. The principal residence address of Mrs. Chambers is 426 West Paces Ferry Road, N.W., Atlanta, Georgia 30305, and the principal residence address of Mrs. Anthony is 3944 Noela Place, Honolulu, Hawaii 96815.

         All of the shares of the Issuer beneficially owned by the Reporting Persons are held of record by CAH. All of the issued and outstanding shares of capital stock of CAH are beneficially owned by CCI; approximately 61.9% of the outstanding shares of Class A Common Stock of CCI and 93.1% of the Class C Common Stock of CCI, which collectively account for approximately 72.1% of the voting power of the capital stock of CCI, is held by CHI; and all of the issued and outstanding shares of capital stock of CHI are beneficially owned by CEI. In addition, CEI, indirectly through its subsidiary Cox DNS, Inc., holds approximately 4.36% of the outstanding shares of Class A Common Stock of CCI and 6.84% of the Class C Common Stock of CCI. There are 604,733,354 shares of common stock of CEI outstanding, with respect to which (i) Barbara Cox Anthony, as trustee of the Anne Cox Chambers Atlanta Trust, exercises beneficial ownership over 174,949,266 shares (28.9%); (ii) Anne Cox Chambers, as trustee of the Barbara Cox Anthony Atlanta Trust, exercises beneficial ownership over 174,949,266 shares (28.9%); (iii) Barbara Cox Anthony, Anne Cox Chambers and Richard L. Braunstein, as trustees of the Dayton Cox Trust A, exercise beneficial ownership over 248,237,055 shares (41.1%); and (iv) 248 individuals and trusts exercise beneficial ownership over the remaining 6,597,767 shares (1.1%). Thus, Barbara Cox Anthony and Anne Cox Chambers, who are sisters, together exercise beneficial ownership over 598,135,587 shares (98.9%) of the common stock of CEI. In addition, Garner Anthony, the husband of Barbara Cox Anthony, holds beneficially and of record 43,734 shares of common stock of CEI. Barbara Cox Anthony disclaims beneficial ownership of such shares. Therefore, each of CAH, CCI, CHI, CEI, Anne Cox Chambers and Barbara Cox Anthony may be deemed to be beneficial owners of the securities reported herein.

         The following information concerning the directors and executive officers of CAH, CCI, CHI and CEI is set forth on Exhibit 99.1 attached hereto:

         (i)      name;

         (ii)     residence or business address; and

         (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

         During the last five years, to the best knowledge of the persons filing this Report, none of the Cox Corporations, any of their respective executive officers or directors, Anne Cox Chambers or Barbara Cox Anthony have been convicted in any criminal proceedings (excluding traffic violations and similar misdemeanors).

         During the last five years, to the best knowledge of the persons filing this Report, none of the Cox Corporations, any of their respective executive officers or directors, Anne Cox Chambers or Barbara Cox Anthony have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as the result of which it, he or she was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         To the best knowledge of the persons filing this Report, all of the individuals listed on Exhibit 99.1 are citizens of the United States of America.

Item 4.           Purpose of Transaction.

         Item 4 of the Schedule 13D, as amended to date, is hereby incorporated herein by this reference, and is further amended by deleting the fifth and sixth paragraphs thereof and inserting the following immediately prior to the second to last paragraph thereof:

         As of August 28, 2000, the conditions to the completion of the Letter Agreement Transactions had been satisfied.

         On January 11, 2001, Cox sent a letter to AT&T ("the Put Notice") notifying AT&T of its exercise of its Put with respect to the 29,114,600 shares of Series A Common Stock which it has the right to put to AT&T at the price of $48 per share, with the consideration to be paid by AT&T in shares of AT&T common stock. The foregoing description is qualified in its entirety by reference to the text of the Put Notice which is filed as Exhibit 10.1 hereto and is hereby incorporated by reference herein in its entirety.

Item 5.           Interest in Securities of the Issuer.

         Item 5 of the Schedule 13D, as amended to date, is hereby incorporated herein by this reference, and is further amended as follows:

         Part (a) of Item 5 is hereby replaced in its entirety with the following:

         (a) Based upon information set forth in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000, as amended, there were outstanding 317,608,496 shares of Series A Common Stock and 86,595,578 shares of Series B Common Stock. As of the date hereof, Cox, Mrs. Chambers and Mrs. Anthony beneficially own 29,114,600 shares of Series A Common Stock, or approximately 9.2% of the shares of Series A Common Stock deemed outstanding (without giving effect to any conversion of shares of Series B Common Stock).

         Part (c) of Item 5 is hereby replaced in its entirety with the following:

         (c) On January 11, 2001, Cox delivered the Put Notice to AT&T notifying AT&T of its exercise of its Put with respect to the 29,114,600 shares of Series A Common Stock which it has the right to put to AT&T at the price of $48 per share, with the consideration to be paid by AT&T in shares of AT&T common stock. The foregoing description is qualified in its entirety by reference to the text of the Put Notice which is filed as Exhibit 10.1 hereto and is hereby incorporated by reference herein in its entirety.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Item 6 of the Schedule 13D, as amended to date, is hereby incorporated herein by this reference, and is further amended by adding the following:

         As a result of the Letter Agreement Transactions, (i) each of Cox and Comcast has waived all of its rights under the Stockholders' Agreement (including its right to designate at least one Series B director), except for its rights under Article X of the Stockholders' Agreement (relating to confidentiality) and except that Comcast's and Cox's rights under Section 4.5 of the Stockholders' Agreement (relating to the right to participate in certain sales of securities by other parties to the Stockholders' Agreement) will survive until June 4, 2002, and (ii) each of AT&T and the Issuer has waived all of its rights under the Stockholders' Agreement as against each of Cox and Comcast, other than with respect to Article X of the Stockholders' Agreement and, until June 4, 2002, Section 4.5 of the Stockholders' Agreement.

Item 7.           Material to be Filed as Exhibits.

1.       Letter, dated January 11, 2001, from Cox Communications, Inc. to AT&T
         Corp.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            COX ENTERPRISES, INC.



 January 30, 2001                           By:/s/ Andrew A. Merdek
-------------------                            ---------------------------------
         Date                                  Andrew A. Merdek
                                               Secretary



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            COX HOLDINGS, INC.



  January 30, 2001                         By: /s/ Andrew A. Merdek
--------------------                           ---------------------------------
         Date                                  Andrew A. Merdek
                                               Secretary



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            COX COMMUNICATIONS, INC.



  January 30, 2001                        By: /s/ Andrew A. Merdek
 -------------------                          ----------------------------------
          Date                                 Andrew A. Merdek
                                               Secretary

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           COX @HOME, INC.



   January 30, 2001                       By: /s/ Andrew A. Merdek
 -------------------                          ----------------------------------
           Date                               Andrew A. Merdek
                                              Secretary



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         Andrew A. Merdek for Anne Cox Chambers,
                                         as her Attorney-in-Fact



  January 30, 2001                         By: /s/ Andrew A. Merdek
-------------------                            ---------------------------------
         Date                                  Andrew A. Merdek
                                               Attorney-in-Fact



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



 January 30, 2001                          By: /s/ Barbara Cox Anthony
-------------------                            ---------------------------------
         Date                                  Barbara Cox Anthony

                                Index to Exhibits

Exhibit 10.14 Letter Agreement and Term Sheets, dated March 28, 2000, among At Home Corporation, AT&T Corp., Comcast Corporation and Cox Communications, Inc. (incorporated by reference to Exhibit 1 to Amendment No. 1 to the Statement on Schedule 13D of AT&T Corp. filed on March 31, 2000).

Exhibit 10.16 Joint Filing Agreement, dated as of May 8, 2000, by and among Cox Enterprises, Inc., Cox Holdings, Inc., Cox Communications, Inc., Cox @Home, Inc., Anne Cox Chambers and Barbara Cox Anthony (incorporated herein by reference to Exhibit 16 to Amendment No. 1 to the Statement on Schedule 13D of Cox @Home, Inc., Cox Communications, Inc., Cox Holdings, Inc., Cox Enterprises, Inc., Barbara Cox Anthony and Anne Cox Chambers filed on May 31, 2000).

Exhibit 10.17 Power of Attorney to Andrew A. Merdek from Mrs. Chambers (incorporated herein by reference to Exhibit 17 to Amendment No. 1 to the Statement on Schedule 13D of Cox @Home, Inc., Cox Communications, Inc., Cox Holdings, Inc., Cox Enterprises, Inc., Barbara Cox Anthony and Anne Cox Chambers filed on May 31, 2000).

Exhibit 10.18 Letter, dated January 11, 2001, from Cox Communications, Inc. to AT&T Corp.

Exhibit 99.1        Executive Officers and Directors of CAH, CCI, CHI and CEI.